Filed pursuant to General Instruction
II.L. of Form F-10; File No. 333-158580
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 5, 2009 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference into the Prospectus may be obtained on request without charge from the secretary of Pengrowth Corporation (the “Corporation”) at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 telephone: (800) 223-4122, and are also available electronically at www.sedar.com.
Prospectus Supplement to the Short Form Base Shelf Prospectus Dated May 5, 2009

New Issue	October 16, 2009

PENGROWTH ENERGY TRUST
Cdn.$300,008,800
28,847,000 Trust Units

Cdn.$10.40 per Trust Unit

We are hereby qualifying for distribution 28,847,000 of our trust units (the “Trust Units”) at a price of $10.40 per Trust Unit (the “Offering”). The offering price for the Trust Units was determined by negotiation between Pengrowth Energy Trust (the “Trust”) and RBC Dominion Securities Inc. on its own behalf and on behalf of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Cormark Securities Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, Raymond James Ltd. and UBS Securities Canada Inc. (collectively, the “Underwriters”). See “Plan of Distribution”.
Investing in the Trust Units involves risks. See “Risk Factors” herein and in the Prospectus.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Trust Units nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offence.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the directors of the Corporation, all of the officers of the Corporation and most of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside the United States. See “Enforceability of Civil Liabilities”.
We are permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Our financial statements incorporated by reference into the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to financial statements of United States companies or trusts. Information regarding the impact on our financial statements of significant differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) is contained in the notes to our annual consolidated financial statements, which are incorporated by reference into the Prospectus.
Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and FirstEnergy Capital Corp. is, directly or indirectly, an affiliate of a bank or other financial institution which is one of our lenders and to which we are presently indebted. In addition, an affiliate of Scotia Capital Inc. is acting as a financial advisor to Pengrowth and may receive fees from Pengrowth in connection with such advisory services. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. We expect to apply the net proceeds of this Offering to repay indebtedness under our revolving credit facility to affiliates of these Underwriters. See “Relationship between the Trust and the Underwriters” and “Use of Proceeds”.
Our outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PGF.UN” and the New York Stock Exchange (“NYSE”) under the symbol “PGH”. On October 15, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was Cdn.$10.68 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$10.34 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to our fulfilling all of the requirements of the TSX on or before January 14, 2010. In addition, application has been made to list the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.
Further particulars concerning the attributes of the Trust Units are set out under “Description of Trust Units” in the Prospectus, which provides for the issuance from time to time of up to $1,000,000,000 of Trust Units, subscription receipts, warrants, rights and/or options over a 25-month period. We currently pay distributions on the 15th day of each month, or, if the 15th day does not fall on a business day, on the first business day following the 15th day, to holders of Trust Units (the “Unitholders”) of record on the 10th business day preceding the payment. Subscribers for Trust Units will be entitled to receive the monthly distribution expected to be paid on November 16, 2009, provided that they hold, on October 30, 2009, the Trust Units received pursuant to the Offering. See “Distributions to Unitholders”. In connection with recently announced changes to our value creation strategy, we reduced our November 16, 2009 cash distribution by 30% or $0.03 per Trust Unit to $0.07 per Trust Unit. See “Recent Developments — Changes to our Value Creation Strategy and Reduction to Monthly Distributions”.

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$10.40	$0.52	$9.88
Total	$300,008,800	$15,000,440	$285,008,360

Note:

(1)	Before deducting expenses of the Offering, estimated to be $500,000.
The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (as defined under the heading “Plan of Distribution”). The Offering is subject to the approval of certain legal matters relating to Canadian law on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Calgary, Alberta and to the approval of certain legal matters relating to United States law on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Vinson & Elkins LLP, New York, New York.
Subscriptions for Trust Units qualified by this Prospectus Supplement will be received subject to rejection or allotment in whole or in part and we reserve the right to close the subscription books at any time without notice. The closing of this Offering is anticipated to occur on or about October 23, 2009 or such other date as may be agreed upon by us and the Underwriters (the “Closing Date”), but in any event not later than October 30, 2009. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open markets. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer the Trust Units at a price lower than the offering price specified in this Prospectus Supplement. Any such reduction in the offering price will not affect the proceeds received by us. See “Plan of Distribution”.
If you are a United States holder of Trust Units, you should be aware that the purchase, holding or disposition of the Trust Units may subject you to tax consequences both in the United States and Canada. You should read the tax discussion contained in this Prospectus Supplement and in the documents incorporated by reference into the Prospectus and obtain independent tax advice as necessary.
The return on your investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, restrictive debt covenants, commodity prices, currency exchange rates, production levels, working capital requirements, future capital expenditure requirements, changes in our allocation of cash flow between capital expenditures and distributions, income tax laws applicable to the Trust and other factors beyond our control, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future and the possibility that the SIFT Legislation (as defined below) could apply to the Trust and its Unitholders earlier than 2011, and that decline may be significant. It is important for you to consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions you would receive. See “Risk Factors” in the Prospectus. This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.
The after-tax return to Unitholders, for Canadian income and withholding tax purposes, from an investment in Trust Units can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting your after-tax return. At this time, we anticipate that 100% of our 2009 distributions will be a return on capital.
Subject to certain amendments to the Income Tax Act (Canada) (the “Tax Act”) announced on October 31, 2006 (the “SIFT Legislation”), returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is a resident of Canada for purposes of the Tax Act and are subject to Canadian withholding tax in the hands of a Unitholder who is not a resident of Canada at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the SIFT Legislation, provided that the SIFT Legislation does not apply to the Trust and its Unitholders earlier, commencing in 2011 certain of our distributions which would otherwise have been taxed, or subject to Canadian withholding tax, as ordinary income to Unitholders will be characterized and taxed as dividends to such Unitholders in addition to being subject to tax at corporate rates at the trust level and, in the case of a Unitholder who is not a resident of Canada, such deemed dividends will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the Canada-United States Tax Convention, 1980 (the “Treaty”) distributions paid to United States residents that are entitled to the benefit of the Treaty are subject to a reduced Canadian withholding tax rate of 15% to the extent that such amounts represent a distribution of our income rather than the 25% rate that would otherwise apply.
Returns of capital are, and will be under the SIFT Legislation, generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and will reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act). Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the SIFT Legislation, subject to a 15% Canadian withholding tax.
Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances, including the application of Canadian withholding tax, the effect of the SIFT Legislation and the impact of any changes in tax laws on a prospective investment in Trust Units. Prospective Unitholders resident in the United States should consult their individual tax advisors with respect to the United States tax consequences in their own circumstances, including regarding the impact of our recent election to be treated as a corporation for United States federal income tax purposes, the potential application to them of the Treaty, our potential status as a “passive foreign investment company” and changes to applicable tax laws. See also “Recent Developments — Election to be Treated as a Corporation for United States Federal Income Tax Purposes” and “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement and “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the AIF.
The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on, or intend to carry on, the business of a trust company.
Our principal head office and registered office are each located at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta T2P 0B4.

TABLE OF CONTENTS

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	S-4
Documents Incorporated By Reference	S-5
Forward-Looking Statements	S-6
Where You Can Find More Information	S-7
Enforceability of Civil Liabilities	S-7
Non-GAAP Measurements	S-7
Presentation of Financial and Oil and Gas Reserves and Production Information	S-8
Exchange Rates	S-8
Risk Factors	S-9
Recent Developments	S-9
Use of Proceeds	S-11
Plan of Distribution	S-11
Relationship between the Trust and the Underwriters	S-13
Prior Sales	S-13
Price Range and Trading Volume of the Trust Units	S-13
Distributions to Unitholders	S-14
Certain Canadian Federal Income Tax Considerations	S-15
Certain United States Federal Income Tax Considerations	S-15
Legal Matters	S-18
Interest of Experts	S-18
Auditors, Transfer Agent and Registrar	S-19
IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, gives more general information.
You should rely only on the information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into the Prospectus and, if you reside in the United States, on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into the Prospectus, is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.
We are not, and the Underwriters are not, making an offer to sell these Trust Units in any jurisdiction where the offer or sale is not permitted.
All dollar amounts in this Prospectus Supplement and the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the secretary of the Corporation at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta T2P 0B4 (telephone: (800) 223-4122) and are also available electronically at www.sedar.com.
The following documents filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into the Prospectus:
(a)	the annual information form dated March 24, 2009 for the year ended December 31, 2008 (“AIF”);

(b)	the management information circular dated May 5, 2009 for the annual and special meeting of Unitholders held on June 9, 2009;

(c)	the audited comparative consolidated annual financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the report of the auditors thereon, including the auditors’ report on internal control over financial reporting;

(d)	management’s discussion and analysis for the year ended December 31, 2008, which includes management’s annual report on internal control over financial reporting;

(e)	the comparative consolidated interim financial statements as at and for the period ended June 30, 2009, together with the notes thereto;

(f)	management’s discussion and analysis for the period ended June 30, 2009;

(g)	the material change report dated June 30, 2009 in respect of our election to amend our United States tax entity classification to be treated as a corporation for United States federal income tax purposes;

(h)	the material change report dated October 5, 2009 in respect of changes to our value creation strategy and the resulting reduction to our monthly distributions;

(i)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on March 24, 2009; and

(j)	the reconciliation of our financial statements as at and for the period ended June 30, 2009 to U.S. GAAP, which was filed on SEDAR under the category “Other” on August 13, 2009 (the “Interim GAAP Reconciliation”).
Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute a part of this Prospectus Supplement.
You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Trust Units in any jurisdiction where the offer is not permitted by law.
FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the Prospectus, and certain documents incorporated by reference into the Prospectus, contain forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement, the Prospectus and certain documents incorporated by reference into the Prospectus include, but are not limited to, benefits and synergies resulting from our corporate and asset acquisitions, business strategy and strengths, goals, focus, sustainability and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from our 2009 development program, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, the portion of future distributions anticipated to be taxable, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates, expiring acreage, our currently anticipated conversion to a dividend paying entity, which will be treated as a corporation for Canadian federal income tax purposes before 2013, and the impact on our Unitholders of our election to be treated as a corporation for United States federal income tax purposes including the withholding tax rate experienced by our Unitholders and the impact thereon of our election. Statements relating to reserves are forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by us, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our acquisition, development and exploration activities and the impact on our Unitholders of our election to be treated as a corporation for United States federal income tax purposes. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements, as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; our ability to pay distributions to our Unitholders; and our ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading "Risk Factors” in the Prospectus, under the heading “Risk Factors” in our AIF, under the heading "Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement and in the Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, are expressly qualified by this cautionary statement.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-10 relating to the Trust Units, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Trust and the Trust Units, please refer to the registration statement.
We file annual and quarterly financial information, material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC from the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
The Trust is a trust formed under, and governed by, the laws of the Province of Alberta. Most of the directors and all of the officers of the Corporation, and most of the experts named in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of, their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for Unitholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Trust Units who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
NON-GAAP MEASUREMENTS
The documents incorporated by reference into the Prospectus refer to certain financial measures that are not determined in accordance with Canadian GAAP or U.S. GAAP, including the non-GAAP financial measure “operating netbacks”. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations, but we believe these measures are useful in providing relative performance and measuring change. We will reference non-GAAP financial metrics such as “total debt”, “earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items or EBITDA”, and “total capitalization” when discussing capital management objectives and debt covenants.

PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION
Unless indicated otherwise, financial information in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference into the Prospectus, has been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 24 to our audited comparative consolidated annual financial statements as at and for the years ended December 31, 2008 and 2007 and in the Interim GAAP Reconciliation, which are incorporated by reference into the Prospectus.
Under rules currently in effect, the SEC generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others, which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. The securities regulatory authorities in Canada have adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, possible reserves and contingent resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and contingent resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. Because we are permitted to disclose reserves in accordance with Canadian disclosure requirements, we have disclosed in the documents incorporated by reference into the Prospectus reserves designated as “probable reserves”, “possible reserves” and “contingent resources”. If required to be prepared in accordance with U.S. disclosure requirements currently in effect, the SEC’s guidelines would prohibit reserves in these categories from being included. Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using forecast prices and costs. The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and generally requires that prices and costs be held constant at levels in effect, under rules currently in effect, at the date of the reserve report. Additional information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to our oil and gas reserves is set forth in the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which is incorporated into the Prospectus by reference. The SEC has adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things will modify the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. However, it is likely that significant differences will remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules. Unless otherwise stated, all of the reserves information contained in the documents incorporated by reference into the Prospectus has been calculated and reported in accordance with NI 51-101.
EXCHANGE RATES
The financial statements incorporated by reference into the Prospectus, and listed in this Prospectus Supplement, are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada. These rates are set forth as United States dollars per Cdn.$1.00. On October 15, 2009, the noon exchange rate was Cdn.$1.00 equals U.S.$0.9706.

	Six Months Ended		Year Ended
	June 30		December 31
	(U.S.$)		(U.S.$)
	2009	2008	2008	2007
High	0.9236	1.0289	1.0289	1.0905
Low	0.7692	0.9686	0.7711	0.8437
Average	0.8290	0.9958	0.9381	0.9304
Close of Period	0.8602	0.9729	0.8166	1.0120

RISK FACTORS
An investment in the Trust Units is subject to a number of risks. In addition to the other information contained herein, in the Prospectus and in the documents incorporated by reference into the Prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors”, which begin on page 10 of the Prospectus.
Notwithstanding the foregoing, risk factors listed in the Prospectus under the heading “ — Unitholders who are United States persons face certain income tax risks” are no longer applicable to Unitholders that are United States persons (“United States Unitholders”) as a result of our election on July 1, 2009 to be treated as a corporation for United States federal income tax purposes. The following describes certain United States federal income tax risks United States Unitholders may face:
•	A non-United States entity treated as a corporation for United States federal income tax purposes will be a passive foreign investment company or “PFIC” if it generates primarily passive income or the greater part of its assets generate, or are held for the production of, passive income. We currently believe that we are not a PFIC although no assurance can be given that we will not be a PFIC in 2009 or thereafter. If we were classified as a PFIC, for any year during which a United States Unitholder owns Trust Units, such United States Unitholder would generally be subject to special adverse rules including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends. Certain elections may be available to a United States Unitholders if we were classified as a PFIC to alleviate these adverse tax consequences.

•	Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15% to a United States Holder that is not a corporation, including an individual. This preferred rate may not be extended beyond December 31, 2010.
Our recently announced change to our value creation strategy may not succeed.
On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the western Canadian sedimentary basin (“WCSB”). See “Recent Developments — Changes to our Value Creation Strategy and Reduction to Monthly Distributions”. We may not be able to successfully implement our value creation strategy as currently proposed. The implementation of our value creation strategy, including increasing levels of capital re-investment on our existing assets, may not yield the expected benefits and result in expected value creation. Drilling opportunities may prove to be more costly or less productive than we anticipate. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to Unitholders. In such event, the market value of the Trust Units may be adversely affected.
RECENT DEVELOPMENTS
Changes to our Value Creation Strategy and Reduction to Monthly Distributions
On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. The following are some of the key changes that will be implemented as part of our value creation strategy:
•	Shifting internal capital expenditures on our existing high quality asset base to focus on existing low cost, low risk plays (Carson Creek, Shallow Gas, Coalbed Methane) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved.

•	Increasing capital expenditures as a percentage of cash flow to facilitate higher reinvestment levels on our existing assets as well as to advance longer term value of our Lindbergh, Enhanced Oil Recovery and Horn River resource plays.

•	Adopting a sustainable business model where distributions plus capital expenditures are equal to cash flow.

•	Enhancing our low cost culture ensuring a high level of capital efficiency and cost discipline.

•	Reducing debt to levels more consistent with energy trust averages over the next 18 months.

•	Acquiring other WCSB assets with low cost, low risk, repeatable, predictable and scalable drilling opportunities.

•	Maintaining or modestly growing production and reserves on a debt adjusted per unit basis.
These changes resulted from our strategic review of the best opportunities for value creation on our existing asset base and a broader review of unconventional value creation opportunities in the WCSB. Our track record of value creation with the drill bit since 2006, as evidenced by our low finding and development costs, and a review of our current unfunded projects, supports increased levels of capital re-investment. With respect to structure, we will continue to evaluate opportunities to address the imposition of the SIFT Legislation in 2011. We currently anticipate converting to a dividend paying entity, which will be treated as a corporation for Canadian federal income tax purposes before 2013.
To provide funds for our expanded capital program, while maintaining fiscal discipline, we reduced our November 16, 2009 cash distribution by 30 percent or $0.03 per Trust Unit to $0.07 per Trust Unit.
For a more complete description of the changes to our value creation strategy and the resulting reduction to our monthly distributions, please see our material change report dated October 5, 2009, which is incorporated into the Prospectus by reference. See also “Distributions to Unitholders — Historical Distributions”.
Changes to Management
On September 13, 2009, we announced the appointment of Derek W. Evans as President and Chief Executive Officer of the Corporation. Mr. Evans previously served as a Director and as President and Chief Operating Officer of the Corporation. Mr. Evans’ appointment follows the retirement of James S. Kinnear as Chairman and Chief Executive Officer. For more information on this appointment, please refer to our press release dated September 13, 2009.
Election to be Treated as a Corporation for United States Federal Income Tax Purposes
Effective July 1, 2009, we elected to change our classification for United States federal tax purposes and to be reclassified as an association taxable as a corporation for such purposes.
Prior to July 1, 2009, for United States federal tax purposes, we were classified as a partnership. However, we determined that, among other things, the negative effects of the impending increase in the Canadian withholding tax rate, pursuant to the fifth protocol to the Treaty effective January 1, 2010, on distributions to United States residents from an entity treated as a partnership outweighed any benefits of continuing such classification and the costs of changing our classification (both to us and to Unitholders). As a result, and because the Canadian withholding tax rate is not scheduled to increase for distributions from an entity treated as a corporation for United States federal tax purposes and for certain other reasons, we believe that the election for us to be treated as a corporation for United States federal income tax purposes is in the best interest of all of the Unitholders.
As a result of our election to be treated as a corporation for United States federal income tax purposes, our items of income, gain, loss and deduction will no longer be passed through to our Unitholders who are United States residents and such Unitholders will not directly be subject to United States federal income tax on their shares of our income. Rather, such Unitholders will be subject to United States federal income tax on distributions received from us and dispositions of units as described below under “Certain United States Federal Income Tax Considerations”.
The United States federal income taxation of distributions received by a United States resident from us generally will be governed by the rules applicable to the taxation of corporate dividends, and the amount of such distributions treated as taxable income generally is expected to exceed the amount of taxable income such Unitholder would have recognized if we had remained treated as a partnership for United States federal income tax purposes. Nonetheless, as a mitigating factor, under present law and until December 31, 2010, the maximum statutory rate of taxation applicable to qualified dividend income may be lower that the rate of taxation applicable to a partnership share of operating earnings.
For a more complete description of our election to be treated as a corporation for United States federal income tax purposes, please see our material change report dated June 30, 2009, which is incorporated into the Prospectus by reference. See also “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement.

Amendments to the Trust Indenture and the Unanimous Shareholder Agreement
At our most recent annual and special meeting of Unitholders, held on June 9, 2009, Unitholders approved an extraordinary resolution authorizing certain amendments to our amended and restated trust indenture and to the Corporation’s unanimous shareholder agreement. The purposes of such amendments are to increase the grant of responsibility and authority to the Corporation to administer the business, affairs and operations of the Trust and to amend the right of Pengrowth Management Limited to nominate members of the board of directors of the Corporation. The amendments reflect that Pengrowth Management Limited ceased to be the manager of the Trust upon the expiry of the management agreement on June 30, 2009. For a more complete description of these amendments, please see “Matters to be Acted Upon at the Meeting — Matter #5 — Amendments to the Trust Indenture and the USA” in our management information circular dated May 5, 2009 for the annual and special meeting of our Unitholders held on June 9, 2009.
USE OF PROCEEDS
The estimated net proceeds from the Offering will be approximately $284,508,360 after deducting the fees payable to the Underwriters and expenses of the Offering, estimated to be $500,000. See “Plan of Distribution”. The net proceeds from the Offering will be used to repay indebtedness under our credit facilities and for general corporate purposes.
Of the indebtedness to be repaid, approximately $82 million was incurred in connection with recent acquisitions and the remainder was incurred in connection with our 2008 capital expenditure program. These recent acquisitions included the acquisition of additional interests in the Three Hills and Swan Hills areas for approximately $16.9 million, additional interests in the Harmattan, Garrington and Carson Creek areas for approximately $28.8 million, additional interests in the Horn River Basin for approximately $11 million, other minor property acquisitions of approximately $9.0 million and $16.3 million of indebtedness in connection with the acquisition of Accrete Energy Inc.
While our 2009 capital expenditure program is being financed from operating cash flow, the greater size of our 2008 capital expenditure program required that it be financed in part from our credit facilities. Our 2008 capital expenditure program included $277 million for drilling, completions and facilities, maintenance capital of approximately $57 million, $34 million for land and seismic expenditures and $20 million for the Lindbergh oil sands project.
By using the net proceeds of this Offering to repay indebtedness under our existing $1.2 billion extendible revolving term credit facility and our $50 million demand operating line of credit (collectively, the “Credit Facilities”), we will increase the available undrawn amount of the Credit Facilities to approximately $1,071 million so that we have the financial flexibility to pursue future acquisition opportunities and to expand our capital program upon our existing properties.
PLAN OF DISTRIBUTION
Subject to the terms and conditions of an agreement dated October 16, 2009 (the “Underwriting Agreement”) among us and each of the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date, 28,847,000 Trust Units qualified by this Prospectus Supplement and the Prospectus at a price of $10.40 per Trust Unit. The obligations of the Underwriters, under the Underwriting Agreement, are several and not joint and several and may be terminated on the occurrence of certain stated events. Under the Underwriting Agreement, we shall not be obliged to sell to the Underwriters, nor shall the Underwriters be obliged to purchase, less than all of the Trust Units that the Underwriters have agreed to purchase. The Underwriters are, however, obligated to take up and pay for all such Trust Units if any of the Trust Units are purchased under the Underwriting Agreement.
We have agreed to indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities, including liabilities under the U.S. securities laws and Canadian securities laws or to contribute to payments the Underwriters may be required to make because of any of these liabilities.
The offering price of the Trust Units was determined by negotiation between us and the Underwriters. We have agreed to pay a fee to the Underwriters in the amount of $0.52 per Trust Unit purchased under this Offering. The Underwriters’ fee will be $15,000,440 and the net proceeds to us will be $285,008,360 (before deducting the expenses of this Offering estimated to be approximately $500,000).
The public offering price for the Trust Units offered in Canada and in the United States is payable in Canadian dollars only.

The Underwriters propose to offer the Trust Units initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Trust Units offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement. In the event the offering price of the Trust Units is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Trust Units is less than the gross proceeds paid by the Underwriters to us for the Trust Units. Any such reduction will not affect the proceeds received by us.
Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.
The rules of the SEC may limit the ability of the Underwriters to bid for or purchase Trust Units before the distribution of the Trust Units if the Offering is completed. However, the Underwriters may engage in the following activities in accordance with these rules:
▪	Stabilizing transactions that permit bids to purchase the Trust Units so long as the stabilizing bids do not exceed a specified maximum.

▪	Over-allotment transactions that involve sales by the Underwriters of Trust Units in excess of the number of Trust Units the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Trust Units in the open market.

▪	Penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Trust Units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Trust Units, and may cause the price of the Trust Units to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Trust Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.
We have agreed that, subject to certain exceptions (which includes the issuance of Trust Units having an aggregate issue price of up to $20 million issued pursuant to the at-the-market distribution program (the “ATM Program”) established by Pengrowth pursuant to an agreement with SG Americas Securities, LLC and FirstEnergy Capital Corp., provided such Trust Units are issued no earlier than 35 days following closing of the Offering and at a price not lower than the offering price), we shall not issue or agree to issue any equity securities or other securities convertible into, or exchangeable for, equity securities prior to 90 days after the Closing Date without the prior consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.
The TSX has conditionally approved the listing of the Trust Units qualified by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX on or before January 14, 2010. In addition, application has been made to list the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.
This Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in Canada and the United States. The Trust Units will be offered in the United States or Canada through the Underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates.
Certain Underwriters and their affiliates have performed, and may in the future perform, various underwriting, financial advisory, investment banking, commercial lending and other services in the ordinary course of business with us and our affiliates, for which they receive or will receive customary compensation. See “Relationship between the Trust and the Underwriters”.

RELATIONSHIP BETWEEN THE TRUST AND THE UNDERWRITERS
Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and FirstEnergy Capital Corp. is, directly or indirectly, an affiliate of a bank or other financial institution which is one of our lenders and to which we are presently indebted (the “Lenders”). In addition, an affiliate of Scotia Capital Inc. is acting as a financial advisor to Pengrowth and may receive fees from Pengrowth in connection with such advisory services. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces.
As at October 15, 2009, an aggregate of approximately $464 million was outstanding under our Credit Facilities. The Lenders are expected to receive the net proceeds of this Offering in the form of repayment of indebtedness under our Credit Facilities. We have complied with the terms of the agreements governing the Credit Facilities and none of the lenders thereunder have waived any breach by us of such agreements since their execution. Our financial position has not substantially changed since the indebtedness under the Credit Facilities was incurred.
The decision to offer the Trust Units and the determination of the terms of the Offering were made through negotiations between us and RBC Dominion Securities Inc., on behalf of the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the Offering and the terms thereof.
PRIOR SALES
A summary setting forth the prior sales of Trust Units and securities convertible into Trust Units between January 1, 2008 and March 31, 2009 is set forth in the Prospectus under the heading “Prior Sales”.
The following is a description of prior sales of Trust Units and securities convertible into Trust Units which have occurred in the six month period ended September 30, 2009:
▪	We issued 8,438 Trust Units with an aggregate value of approximately $0.1 million upon the redemption of deferred entitlement units (“DEUs”) granted under our deferred entitlement unit plan (the “DEU Plan”).

▪	We issued 220,366 Trust Units upon the exercise of rights (the “Rights”) granted under our trust unit rights incentive plan (the “Rights Plan”) for aggregate consideration of approximately $1.3 million (representing the exercise price of such Rights).

▪	We issued 1,469,278 Trust Units pursuant to our distribution reinvestment plan for aggregate consideration of approximately $12.2 million.

▪	We granted 399,105 Rights to acquire an equal number of Trust Units pursuant to the Rights Plan with a weighted average exercise price of $9.19 per Trust Unit.

▪	We granted 284,057 DEUs exercisable into an equal number of Trust Units pursuant to the DEU Plan and pursuant to the reinvestment of notional distributions earned on DEUs with a deemed value of $10.90 per Trust Unit.

▪	We issued 901,400 Trust Units pursuant to the ATM Program for aggregate consideration of approximately U.S.$7.3 million.
PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS
Our Trust Units are listed on the TSX and the NYSE under the trading symbols “PGF.UN” and “PGH”, respectively. Our 6.5% convertible unsecured subordinated debentures (“Debentures”) are listed on the TSX under the symbol “PGF.DB”. Tables setting forth the price range and trading volumes for the Trust Units and the Debentures on the TSX and the NYSE for the period commencing on January 1, 2008 and concluding on May 4, 2009 are set forth in the Prospectus under the heading “Prior Sales - Price Range and Trading Volume of the Trust Units and Debentures”. The following tables set forth the price range and trading volumes for the Trust Units and Debentures on the TSX and NYSE for the period commencing on May 1, 2009 and ending on the last trading date prior to the date of this Prospectus Supplement:

	Toronto Stock Exchange				New York Stock Exchange
	Trust Unit Price Range				Trust Unit Price Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(Cdn.$ per Trust Unit)				(U.S.$ per Trust Unit)
2009
May	9.75	7.71	9.50	10,671,708	8.85	6.39	8.76	31,814,565
June	9.81	8.68	9.18	8,358,692	9.00	7.50	7.90	28,810,956
July	9.09	7.49	8.78	7,701,403	8.39	6.43	8.23	28,337,061
August	9.77	8.85	9.40	7,476,432	9.01	8.21	8.62	21,763,092
September	11.33	8.95	11.33	13,588,246	10.54	8.08	10.51	31,307,977
October (1-15)	11.39	9.60	10.68	8,693,435	10.61	8.80	10.34	24,757,985

	Toronto Stock Exchange
	Debenture Price Range
	High	Low	Close	Volume
	(Cdn.$ per Debenture)
2009
May	99.95	94.50	99.55	3,083,150
June	100.00	99.50	100.00	3,468,000
July	101.50	99.60	100.50	2,540,000
August	102.00	100.65	101.50	742,000
September	102.99	100.70	101.85	1,310,000
October (1-15)	102.00	101.50	101.50	700,000
The closing prices of the Trust Units on the TSX and NYSE and the closing price of the Debentures on the TSX on October 15, 2009 were $10.68, $10.34 and $101.50, respectively.
DISTRIBUTIONS TO UNITHOLDERS
General
We currently make monthly payments to our Unitholders on the 15th day of each month or, if the 15th day does not fall on a business day, on the first business day following the 15th day. The record date for any distribution is ten business days prior to the distribution date or such other date as may be determined by the board of directors of the Corporation (the “Board of Directors”). The Offering is expected to close on or about October 23, 2009. If the Offering closes on or before October 30, 2009, as currently contemplated, subscribers for Trust Units will be entitled, provided that they continue to hold on October 30, 2009 Trust Units received pursuant to the Offering, to receive the November monthly distribution expected to be paid on November 16, 2009 to Unitholders of record on October 30, 2009. In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.
Historical Distributions
A reduction in distributions from $0.17 per Trust Unit to $0.10 per Trust Unit per month was announced on February 19, 2009 commencing with the March 16, 2009 distribution. The Board of Director’s stated objective in making this reduction in distributions was exercising financial prudence in uncertain times. On October 1, 2009, we announced changes to our value creation strategy to focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. To provide funds for our expanded capital program, while maintaining fiscal discipline, we reduced our November 16, 2009 cash distributions by 30 percent or $0.03 per Trust Unit to $0.07 per Trust Unit. See “Recent Developments — Changes to our Value Creation Strategy and Reduction to Monthly Distributions”.
Distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including commodity prices, production rates, proposed capital expenditures, our level of indebtedness and our ability to access equity and debt capital. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of

Directors cannot provide assurance that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors” in the Prospectus.
Distributions declared to date in respect of 2009 production to date and for the preceding five fiscal years were as follows:

	2009		2008	2007	2006	2005	2004

First Quarter.	$0.30		$0.675	$0.75	$0.75	$0.69	$0.63
Second Quarter	0.30		0.675	0.75	0.75	0.69	0.64
Third Quarter.	0.27	(1)	0.675	0.70	0.75	0.69	0.67
Fourth Quarter	0.00		0.565	0.675	0.75	0.75	0.69

Total	$0.87	(1)	$2.59	$2.875	$3.00	$2.82	$2.63

Note:

(1)	Includes only those distributions declared in the first nine production months of 2009.
Since December 31, 2003, all amounts distributed to Unitholders have been treated as a return on capital (taxable income) for Canadian income and withholding tax purposes, except for amounts classified as return of capital as set out in the following table:

	2008	2007	2006	2005	2004

Taxable Income(1) (per Trust Unit)	$2.70	$2.78	$2.40	$2.22	$1.43
(percent of distributions classified as taxable income)	(100%)	(95%)	(80%)	(80%)	(55%)
(percent of distributions classified as return of capital)	(-)	(5%)	(20%)	(20%)	(45%)

Note:

(1)	For Canadian residents, amounts treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.
At this time, we anticipate that 100% of our 2009 distributions will be a return on capital for Canadian income and withholding tax purposes.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
For a description of certain Canadian federal income tax consequences to an investor who is resident of Canada or who is a non-resident of Canada of acquiring, owning or disposing of any Trust Units offered hereunder, including to the extent applicable, whether the distributions relating to the Trust Units will be subject to Canadian non-resident withholding tax, please refer to the heading “Certain Canadian Federal Income Tax Considerations” in the AIF, which is incorporated into the Prospectus by reference.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain United States federal income tax consequences of the ownership and disposition of Trust Units to United States Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, the Canada — United States Tax Convention, 1980 between the United States and Canada (the “Treaty”) and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may disagree with the description below, and it may not be upheld upon review in court.
The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders who hold Trust Units as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as (i) persons that are not United States Holders, (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies, (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (iv) traders in securities that elect to use a mark-to-market method of accounting, (v) dealers in securities or currencies, (vi) persons holding Trust Units in connection with a hedging transaction, “straddle”, conversion transaction or other integrated transaction, (vii) persons that acquired the Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services, (viii) persons that own directly, indirectly or constructively ten percent or more, by voting power, of the outstanding equity interests of the Trust, (ix) persons whose “functional currency” is not the United States dollar, (x) persons subject to the alternative minimum tax, and (xi) United States expatriates. In addition, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or other government that may be applicable.
As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit that is (i) an individual citizen or resident of the United States as such residency is determined for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source thereof or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds Trust Units, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of a partnership (or an entity treated as a partnership for United States federal income tax purposes) holding Trust Units should consult its own tax advisor.
Classification of the Trust as a Corporation
The Trust has elected under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes effective July 1, 2009. Consequently, among other things, United States Holders will not directly be subject to United States federal income tax on their shares of our income but rather will be subject to United States federal income tax on distributions received from us and dispositions of units as described below.
Ownership and Disposition of Trust Units
Distributions
Subject to the discussion below under “PFIC Status,” the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to Trust Units (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of the Trust’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its Trust Units and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Trust Units). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such United States Holder’s holding period in its Trust Units exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.
Under current law, the amount of distributions treated as taxable dividends received by non-corporate United States Holders will be “qualified dividend income” to such United States Holders, provided certain holding period and other requirements (including a requirement that the Trust is not a passive foreign investment company, or “PFIC” in the year of the dividend or the preceding year) are satisfied and the Trust is eligible for benefits under the Treaty or Trust Units are readily tradable on an established United States securities market. Qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15% to a United States Holder that is not a corporation, including an individual.
Foreign Tax Credits. Any tax withheld by Canadian taxing authorities with respect to distributions on Trust Units may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Trust Units will be foreign-source income and generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder. Further limitations apply to foreign income taxes withheld from amounts treated as qualified dividend income. Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Trust Units
Subject to the discussion below under “PFIC Status,” for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Trust Units in an amount equal to the difference between (i) the United States dollar value of the amount realized for the Trust Units and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in the Trust Units. Such gain or loss recognized by a United States Holder will be a capital gain or loss. Capital gains of non-corporate United States Holders, including individuals, derived with respect to a sale, exchange, or other disposition prior to January 1, 2011 of Trust Units held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. If a United States Holder that is not a corporation, including an individual, receives, with respect to any Trust Unit, qualified dividend income from one or more dividends that are extraordinary dividends (generally, any dividend that is more than 10% of such United States Holder’s adjusted basis in the underlying Trust Unit), any loss on the sale or exchange of that Trust Unit will, to the extent of the extraordinary dividends, be treated as long-term capital loss.
PFIC Status
A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).
The Trust expects that it will not be a PFIC for 2009 or for any subsequent taxable year. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.
If the Trust were classified as a PFIC, for any year during which a United States Holder owns Trust Units (regardless of whether the Trust continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime. In addition, any dividends paid by a PFIC will not be qualifying dividends, and will not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.
Certain elections may be available to a United States Holder if the Trust were classified as a PFIC. The Trust will provide United States Holders with information concerning the potential availability of such elections if the Trust determines that it is or will become a PFIC.
Other Considerations
The Receipt of Canadian Currency
In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of Trust Units, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition. An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment. Such foreign currency gain or loss would be treated as United States-source ordinary income or loss and would be in addition to any gain or loss recognized by that United States Holder on the disposition. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes. If such Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.

Taxable dividends with respect to Trust Units that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.
United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.
Information Reporting and Backup Withholding
A United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Trust Units or proceeds from the disposition of Trust Units. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.
United States Holders should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of the Trust Units, including the effects of United States federal, state and local, non-United States and other tax laws.
LEGAL MATTERS
Certain legal matters relating to Canadian law in connection with the Trust Units offered hereby will be passed upon on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the Trust Units offered hereby will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Vinson & Elkins L.L.P., New York, New York.
INTEREST OF EXPERTS
As of the date hereof, the partners and associates of each of Bennett Jones LLP and Fraser Milner Casgrain LLP beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively. As of the date hereof, the directors and officers of GLJ Petroleum Consultants Ltd., as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Trust are KPMG LLP, Chartered Accountants in Calgary, Alberta. The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the cities of New York, New York and Denver, Colorado in the United States.